Exhibit 99.1

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

February 16, 2010	BY SEDAR

To:	All Applicable Securities Commissions
and
To:	TSX Venture Exchange

Dear Sirs:

Re:	Annual General Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	557808102
5.	ISIN	:	CA 5578081021
6.	Record Date for Notice	:	March 17, 2010
7.	Record Date for Voting	:	March 17, 2010
8.	Beneficial Ownership Determination Date	:	March 17, 2010
9.	Meeting Date	:	April 21, 2010
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson
Senior Administrator

/ea

cc:	Miller Thomson, Attn: Peter McArthur Computershare Investor Services Inc., Attn: Yasmin Juma Davidson & Company, Attn: Dave Harris U.S. Regulatory Authorities (with Form 6K) James G. Stewart Ian Brown